SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to_________

Commission file number 1-10582

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORBITAL ATK, INC.
45101 Warp Drive
Dulles, Virginia 20166

Report of Independent Registered Public Accounting Firm

To the Administrator of Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental schedule of assets (held at end year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
McLean, VA
June 26, 2015

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
Cash	$113,269	$820
Investments, at fair value	763,014,064	708,862,126
Receivables:
Notes receivable from participants	14,005,344	14,049,397
Company contributions	3,524,046	3,438,261
Net assets available for benefits, at fair value	780,656,723	726,350,604
Adjustment from fair value to contract value for fully benefit-responsive investment contracts and interest in common collective trust relating to fully benefit-responsive investment contracts	(5,868,004)	(5,388,961)
Net assets available for benefits	$774,788,719	$720,961,643
See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
Investment income:
Net appreciation in fair value of investments	$1,349,217
Dividends	40,881,524
Net investment income	42,230,741

Other income	624,000

Interest income on notes receivable from participants	463,309

Contributions:
Participant	31,598,066
Company	19,320,932
Rollover	1,180,813
Total contributions	52,099,811

Deductions from net assets:
Benefits paid to participants	41,347,112
Administrative expenses	243,673
Total deductions	41,590,785
Net increase	53,827,076

Net assets available for benefits, beginning of year	720,961,643
Net assets available for benefits, end of year	$774,788,719
See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

(1)     Description of Plan
The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). Generally, all U.S. domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled upon hire to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a full year of service as defined by the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company. The Plan’s trustee is T. Rowe Price Trust Company. The Plan’s record-keeper is T. Rowe Price Retirement Plan Services, Inc.
Contributions
Participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation unless compensation falls into the category of "highly-compensated" under the Code. Highly-compensated participants are permitted to contribute up to 9% of total eligible compensation.
The company matches 100% of the first 5% of compensation that a participant contributes to the Plan each pay period. The company may also make an annual discretionary profit sharing contribution based on the participant’s compensation. For 2014, the company made a discretionary profit sharing contribution equal to one percent of each eligible employee’s compensation, subject to certain limitations.
Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a stable value fund and Orbital common stock.
The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are stated as a separate line item in the financial statements.
Participant Accounts
A separate account is maintained for each participant that tracks activity by investment option and by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses. Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. The company’s contributions, plus earnings thereon, vest equally over a period of three years for employees with less than three years of service. The company’s contributions, plus earnings thereon, vest immediately for employees with three or more years of service. Company contributions vest immediately upon death or long-term disability.
Forfeitures
Forfeitures by terminated employees of non-vested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. During the year ended December 31, 2014, forfeitures were used to reduce the company’s discretionary profit sharing contribution by

$200,000. The balance of the forfeiture account on December 31, 2014 and 2013 was $278,616 and $310,008, respectively.
Revenue Sharing
A revenue sharing agreement is in place whereby fees are shared with the record keeper based upon a percentage of assets under management. The revenue sharing amounts received by the Plan are used to pay administrative expenses incurred by the Plan, with any residual amounts allocated to participant accounts. For the year ended December 31, 2014, $624,000 of other income was paid under this revenue sharing agreement and $130,712 was used to pay administrative expenses in 2014, and $493,288 will be allocated to participant accounts in 2015.
Distributions to Participants
Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document. The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances. Distributions are made in cash or, if a participant elects, in the form of company common shares to the extent the participant’s account is invested in company common shares. Partial shares are settled in cash.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.
Termination of Plan
Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan was terminated, participants would immediately become 100% vested in their accounts.
Participant Loans
Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2014, interest rates on outstanding loans ranged from 3.25% to 8.25%.
(2)     Significant Accounting Policies and Basis of Presentation
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
As described in Accounting Standards Codification (“ASC”) 946, “Financial Services – Investment Companies,” investment contracts, including synthetic guaranteed investment contracts held by a defined contribution plan, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions. The Plan invests in such investment contracts, as well as investment contracts through a collective trust as described more fully below. The statements of net assets available for benefits present the fair value of the investment contracts and the fair value of the investment in the collective trust as well as the related adjustment of the investment contracts and the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The Plan’s Pension and Retirement Committee determines the Plan’s valuation policies utilizing information provided by the trustee. Shares of mutual funds are valued at their stated net asset value per share held by the Plan at year-end. Orbital common shares are valued at the year-end closing market price. The fair value of the Plan’s Stable Value Fund for Orbital is based on the market value of the individual underlying assets, which consist primarily of interest in common collective trust funds that are valued based on information reported by the trustee using audited financial statements of the common collective trust funds at year-

end; as well as the synthetic investment contract whose wrapper contract fair value is calculated based on a marginal replacement cost methodology.
Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The statement of changes in net assets available for benefits includes the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses, and the unrealized appreciation and depreciation on those investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2014, certain administrative services and Plan management services were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results may differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update No. 2015-07 Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“NAV”) which eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively to all periods presented and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Plan management is currently evaluating the impact the new guidance will have on the financial statements.
(3)      Investment Contracts
The Plan’s Stable Value Fund for Orbital is comprised of an investment in the T. Rowe Price Stable Value Common Trust Fund, which is a common collective trust that invests primarily in fixed-income securities designed to provide principal stability and a competitive yield with a duration range from one to five years. The Plan’s Stable Value Fund for Orbital also consists of an investment in a fully benefit-responsive investment contract (synthetic GIC). A synthetic GIC is a guaranteed investment contract with a wrapper contract and an underlying investment or investments, usually a portfolio of high-quality intermediate term fixed income securities owned by the Plan. The underlying investments associated with the Plan’s synthetic GIC are comprised of an interest in the T. Rowe Price Managed Bond Common Trust Fund, which is a common collective trust. The fair value of the wrapper contracts, independent of their underlying investments, were $104,692 and $97,049 at December 31, 2014 and 2013, respectively.
The synthetic GIC provides an interest crediting rate that resets quarterly and the issuer of the contracts provides assurance that future adjustments to the crediting rate will not result in a crediting rate less than zero. Investment gains and losses are amortized through the calculation of the crediting rate. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of investment gains and losses.
As described in Note 2, because the Stable Value Fund for Orbital is comprised of fully benefit-responsive investment products, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield in 2014 for the synthetic GIC contract was 3.82% based on the interest rate credited to participants and 2.98% based on actual earnings.
Certain events could limit the ability of the Plan to transact at contract value, related to the synthetic GIC, with the financial institution issuer. Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification, certain Plan amendments if issuers’ consent is not obtained, improper communications to participants, group terminations, group layoffs, mergers or divestitures. The Plan Administrator does not believe that the occurrence of any such events is probable.
In addition, the issuer of the Plan’s synthetic GIC has certain rights to terminate its contract and settle at an amount which differs from contract value. For example, events which could cause such a termination include (i) certain breaches by the Plan or the investment manager of obligations or representations under the terms of the investment contract and (ii) performance under the contract that would constitute a prohibited transaction under ERISA or other applicable law.
(4)      Federal Income Taxes
The Internal Revenue Service (“IRS”) has determined and informed the company by letter dated July 19, 2012 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. Although the determination letter does not include all Plan amendments, the company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and believes that the Plan remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

(5)     Investments
The following investments, at fair value, represent 5% or more of the Plan’s net assets:

	December 31
	2014	2013
Stable Value Fund for Orbital:
** T. Rowe Price Stable Value Common Trust Fund	$88,257,622	$87,926,074
** T. Rowe Price Managed Bond Common Trust Fund	46,485,480	43,968,632
Insurance Wrapper Contract	104,692	97,049
Total Stable Value Fund for Orbital	$134,847,794	$131,991,755
Orbital Sciences Corporation Common Stock	48,132,567	41,434,798
T. Rowe Price Equity Income Fund	42,747,917	41,047,131
Vanguard Institutional Index	40,744,352	*
American Europacific Growth R5 Fund	*	37,891,034

*	Less than 5% of Plan assets

**	The contract value of the Stable Value Fund for Orbital was $128,979,790 and $126,602,794 at December 31, 2014 and 2013, respectively
During 2014, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(5,320,620)
Orbital Sciences Corporation common stock	6,669,837
Net appreciation	$1,349,217
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists. A description of the three level fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value are as follows:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are common collective trust funds that are invested principally in a diversified portfolio of marketable short- to long-term investment grade fixed income securities including corporate bonds, U.S. and international mortgage-backed securities, and U.S. and foreign Government debt securities. The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at least quarterly on a net asset value per unit basis as determined by T. Rowe Price. The net asset value is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Withdrawals are subject to an advance notification period for redemptions; however, the current policy is to allow a one day redemption notice period for participant withdrawals and a 30-day redemption notice period for Plan withdrawals. There are no unfunded commitments.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	December 31, 2014
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$284,939,582	$—	$—	$284,939,582
Balanced funds	200,167,957	—	—	200,167,957
Foreign stock funds	57,560,026	—	—	57,560,026
Fixed income funds	37,017,959	—	—	37,017,959
Total mutual funds	579,685,524	—	—	579,685,524
Orbital Sciences Corporation common stock	48,132,567	—	—	48,132,567
Money market fund	348,179	—	—	348,179
Common collective trust fund	—	88,257,622	—	88,257,622
Synthetic guaranteed investment contract:
Common collective trust fund	—	46,485,480	—	46,485,480
Insurance wrapper contract	—	—	104,692	104,692
Total	$628,166,270	$134,743,102	$104,692	$763,014,064

	December 31, 2013
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$264,172,957	$—	$—	$264,172,957
Balanced funds	177,708,546	—	—	177,708,546
Foreign stock funds	60,019,905	—	—	60,019,905
Fixed income funds	33,351,507	—	—	33,351,507
Total mutual funds	535,252,915	—	—	535,252,915
Orbital Sciences Corporation common stock	41,434,798	—	—	41,434,798
Money market fund	182,658	—	—	182,658
Common collective trust fund	—	87,926,074	—	87,926,074
Synthetic guaranteed investment contract:
Common collective trust fund	—	43,968,632	—	43,968,632
Insurance wrapper contract	—	—	97,049	97,049
Total	$576,870,371	$131,894,706	$97,049	$708,862,126
For the investment measured at fair value using unobservable inputs (Level 3), a reconciliation of the beginning and ending balances is as follows:

Insurance Wrapper Contract
Balance at January 1, 2014	$97,049
Unrealized appreciation	7,643
Balance at December 31, 2014	$104,692

Unrealized gains from the insurance wrapper contract are not included in the statement of changes in net assets available for benefits as the insurance wrapper contract is recorded at contract value for purposes of net assets available for benefits.
The fair value of the insurance wrapper contract is measured based on a marginal replacement cost methodology which includes: (i) a discount rate of 2.28%; (ii) a time duration of 5.31 years; and (iii) an incremental replacement cost premium of 0.05%.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risk. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.
(6)     Reconciliation to Form 5500
As of December 31, 2014 and 2013, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

	2014	2013
Net assets available for benefits, per financial statements	$774,788,719	$720,961,643
Adjustment from contract value to fair value for fully benefit-responsive investment	5,868,004	5,388,961
Net assets available for benefits, at fair value, per Form 5500	$780,656,723	$726,350,604
For the year ended December 31, 2014, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	$53,827,076
Adjustment from contract value to fair value for fully benefit-responsive investment	479,043
Change in net assets available for benefits, per Form 5500	$54,306,119
(7)     Related Party Transactions
Certain Plan investments and Orbital common stock are managed by T. Rowe Price Trust Company (T. Rowe). T. Rowe is the trustee and record-keeper for the Plan and therefore, these transactions qualify as party in interest transactions. During 2014, the Plan paid T. Rowe $56,509 for administrative fees primarily relating to participant loans. These fees are paid by the effected participants. See also revenue sharing agreement discussed in Note 1. Purchases of $7,492,336 and sales of $7,435,591 of Orbital common stock were made during 2014. The market value of Orbital common stock held by the Plan at December 31, 2014 and 2013 was $48,132,568 (1,789,980 shares) and $41,434,798 (1,778,317 shares), respectively.
(8)      Subsequent Events
On February 9, 2015 Alliant Techsystems Inc. ("ATK") Aerospace and Defense Groups merged with Orbital. Following the merger, ATK changed its name to Orbital ATK, Inc.
Pursuant to the Transaction Agreement, at approximately 2:00 p.m., Eastern Time on February 9, 2015, each issued and outstanding share of common stock, par value $0.01 per share, of Orbital was converted into the right to receive 0.449 shares of ATK common stock, par value $0.01 per share, with cash in lieu of fractional shares. Following the Merger, ATK began trading as Orbital ATK under the symbol "OA" on the New York Stock Exchange on February 10, 2015.
Effective on the first business day following the completion of the merger, Orbital Stock Fund was closed to new investments. Any existing election to contribute to the Orbital Stock Fund was invested in the T. Row Price Retirement Fund with a target date closest to the year the participant turns 65.

ADDITIONAL INFORMATION
SCHEDULE H, line 4i

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2014

Identity of Issue	Asset Description	Cost**	Current Value
Stable Value Fund for Orbital:
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust		$88,257,622
Synthetic Guaranteed Investment Contracts:
T. Rowe Price Managed Bond Common Trust Fund*	Common Collective Trust		46,485,480
Insurance Wrapper Contract	Insurance Contract Wrapper		104,692
Total Stable Value Fund for Orbital			134,847,794
Davis New York Venture A Fund	Mutual Fund		25,123,468
Dodge and Cox International Fund	Mutual Fund		23,331,877
Vanguard Institutional Index	Mutual Fund		40,744,352
Morgan Stanley Institutional Mid-Cap Growth Portfolio, Advisor	Mutual Fund		26,101,252
Vanguard Extended Market Index Signal	Mutual Fund		18,302,508
T. Rowe Price Retirement Income Fund *	Mutual Fund		2,057,767
Buffalo Small Cap Fund	Mutual Fund		24,730,487
Goldman Sachs Mid-Cap Value Fund	Mutual Fund		30,080,713
Wells Fargo Advantage Small Cap Value Fund	Mutual Fund		22,248,645
PIMCO Total Return Fund	Mutual Fund		37,017,959
T. Rowe Price Real Estate Fund *	Mutual Fund		17,927,213
T. Rowe Price Balanced Fund *	Mutual Fund		36,830,390
T. Rowe Price Equity Income Fund *	Mutual Fund		42,747,917
Harbor Capital Appreciation Fund	Mutual Fund		36,933,027
American Europacific Growth R5 Fund	Mutual Fund		34,228,149
T. Rowe Price Retirement 2005 Fund *	Mutual Fund		670,579
T. Rowe Price Retirement 2010 Fund *	Mutual Fund		3,032,291
T. Rowe Price Retirement 2015 Fund *	Mutual Fund		9,549,362
T. Rowe Price Retirement 2020 Fund *	Mutual Fund		28,377,103
T. Rowe Price Retirement 2025 Fund *	Mutual Fund		23,867,634
T. Rowe Price Retirement 2030 Fund *	Mutual Fund		30,157,911
T. Rowe Price Retirement 2035 Fund *	Mutual Fund		16,132,037
T. Rowe Price Retirement 2040 Fund *	Mutual Fund		20,058,072
T. Rowe Price Retirement 2045 Fund *	Mutual Fund		14,458,388
T. Rowe Price Retirement 2050 Fund *	Mutual Fund		10,899,070
T. Rowe Price Retirement 2055 Fund *	Mutual Fund		4,077,353
Orbital Sciences Corporation *	Common Stock		48,132,567
Summit Cash Reserves Fund	Money Market Fund		348,179
Total Investments, at Fair Value			763,014,064
Notes Receivable from Participants *	Participant Loans, 3.25% to 8.25%, maturity January 2015 to November 2024		14,005,344
Total Assets held for investment			$777,033,228

*	Denotes a party-in-interest

**	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation.

Dated: June 26, 2015	By: /s/ Garrett E. Pierce
Garrett E. Pierce
Chief Financial Officer

EXHIBIT INDEX
Exhibit 23.1     Consent of PricewaterhouseCoopers LLP (transmitted herewith)